Filed by Stifel Financial Corp.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-6

 of the Securities Exchange Act of 1934, as amended

Subject Company: Thomas Weisel Partners Group, Inc.

Commission File No.: 000-51370

At the Bank of America Merrill Lynch Mid Cap Conference on June 8, 2010, Ronald J. Kruszewski, Chairman, President and Chief Executive Officer of Stifel Financial Corp., made the following remarks related to the pending merger with Thomas Weisel Partners Group, Inc. and responded to questions from analysts. A transcript of portions of the presentation follows:

Patrick Davitt - Bank of America Merrill Lynch - Analyst

It's my pleasure to welcome Stifel Financial Chairman and CEO, Ron Kruszewski, as well as Thomas Weisel, Chairman and CEO of Thomas Weisel, as the opening financials presenters in our 2010 Small and Mid Cap Conference. Stifel has proven to be among the most resilient broker/dealers through the recent financial crisis, has a lack of toxic and credit exposure, and less volatile business mix, has allowed it to be proactive in building out its institutional businesses, while also completing a number of successful acquisitions in the private client space to drive significant growth there, despite subdued retail investor activity. Also, the recently announced Thomas Weisel acquisition looks to significantly expand the breadth of the firms institutional business. We look forward to hearing from Ron as to how the merger is progressing, and what growth opportunities they see as the firm navigates through what continues to be a volatile and uncertain market. With that, I'll turn the podium over to Ron.

Ron Kruszewski - Stifel Financial Corp. - Chairman, President & CEO

Good morning. Thank you, Patrick. I'd like to see if we can get started. Our obligatory forward-looking statements, and furthermore, I do want to just point out that we are in a proxy solicitation and this slide will tell you where to find information as it relates to our Form S-4 that we filed a couple of weeks ago.

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The items in red are what we addressed with our merger with Thomas Weisel Partners. As Patrick said, Thom's with me today. I'm thrilled to have Thom as a partner, and I'll talk about that. Unfortunately, the lawyers advise us that we are still separate companies, and therefore, we will present separately until we close the merger, which by the way, I believe will occur at the end of this month.

But, we talked about we needed to expand our institutional equity business domestically and international. We wanted to grow our investment bank. Our investment banking business was undersized to the size of the firm, especially the size of our research department, and we believe that that transaction also was done with some discipline in terms of our, not only integration, but financial discipline. We're going to continue to focus on asset generation within the bank, and we will build out and we're looking at opportunities on institutional asset management. So, our growth strategy really hasn't changed, we've just been executing on it.

Talking about the merger, we've been going around a lot talking about this. I will look forward to when we quit talking about it and start executing on it, but it is a perfect marriage, as you'll see on paper, and I'll talk a little bit about the integration. While it's a very compelling transaction, our merger on paper, it's proving to be as compelling when we're dealing with the people involved in the integration, and I can report to you today that as integrations go, this one's going as well as any that I have been involved with over the last number of years.

You know a lot about Stifel, and I'll talk about the combined firm, but Thomas Weisel Partners is a global, growth-focused investment bank, about 450 associates, four countries, a very significant presence on the investment banking, primarily tech, media, telecommunications, healthcare, the Canadian mining and energy, the market leader in venture-backed IPOs, a strong, certainly compared to Stifel, a strong book-lead managed mix of business, and a very significant M&A in their verticals. Research highly complementary with ours. Institutional sales and trading is also complementary. They have a small wealth management business that fits perfectly with what we're doing, and a budding asset management business of fund of funds and they've seated some asset management business that we're very excited about, all of which fits very nicely with what we're doing at Stifel.

The transaction, I've talked a lot, first of all we will acquire 100% of Thom's stock in a tax-free exchange. We're doing it on a stock-for-stock basis. The exchange ratio is 0.1364. A lot of investors have asked me why we did not use cash, since we had raised cash to do the deal. This transaction, because of the high inside ownership of Weisel, we wanted the associates to have equity stake in the company, so we did it 100%, but as I've said, and I'll continue to say, that does not prevent us from introducing cash to the transaction through open market purchases, which we intend to do, and in fact, we have been doing. We can't do it today because we're in a proxy solicitation, but we will manage our capital structure to optimize our capital structure. This transaction has no caps or collars. At the transaction date it was $7.60 per share, a little over $300 million in aggregate consideration.

Thom will join me as co-Chairman of Stifel, and we have spent a tremendous amount of time, before we announced this transaction, with putting our senior leaders together and getting them in a room and we had the integration plan really done and was something that we were able to announce, on the same day that we announced this deal, we were out to the people.

So we've looked at, on the synergy side, we believe that there's pre-tax cost efficiencies of approximately $60 million. It's about 5% of the combined expenses. Importantly, none of the cost efficiencies come from our client-facing businesses. Almost all of the cost efficiencies are in duplicate rent, back office, but the non-client-facing businesses, and we think that as we've scrubbed these numbers, we're confident on those cost synergies. Again, very little client-facing changes.

What needs to be done? Well, we simply need to get, at this point, we need shareholder approval, a couple of regulatory approvals that we think are perfunctory, and this transaction will either close right at the end of this quarter or the beginning of next quarter, but it will be either the last few days of June or the first few days of July, and then we will be off and running as a combined company.

If you look at the financials, again, two things that when we announced the deal, it was a nice premium, over 70%, for Thom's shareholders. On the other side of the ledger, on an adjusted book value, primarily deferred tax asset that we added back, it was an attractive price-to-book multiple. At the end of the day, this transaction is compelling for us because it's accretive to book value and it's accretive to our earnings per share, and I believe it's accretive to our growth rate. So, you take all of those things together, this transaction is very compelling.

We think this makes sense primarily because it is highly, highly complementary in terms of investment banking and research, first and foremost, and complementary on sales and trading, and I'll talk about a couple of charts about why we, when we first looked at this and when Thom and I first got together, why we knew this was something we had to look at doing. This transaction fast-tracks our investment banking growth. I believe it would have taken us years, if not a decade or maybe even more than a decade, to duplicate not only the relationships and all that Thom's, and not only at Thomas Weisel Partners, but going back years, Montgomery Securities, for the relationships that they have in the investment banking and in sectors that we have no, really no presence in. This transaction is very accretive. It complements our existing business plan platform. The core verticals that tech and media and telecom, healthcare, appear, they have appeared poised for a rebound. Actually appeared poised for a little while. I thought they were more poised a month ago than I feel like they are today. This market is a bunch of starts and stops, but the fact remains that there's a lot of activity, there is a lot of water behind the dam of the uncertainty in the market that needs to do to finance a lot of companies. There's a lot of companies within the venture community that need to get out of those funds; a lot of business to be done. We need the market to cooperate.

Again, there's the existing asset management complements and importantly, from the integration perspective, the senior management teams have done a very good job. There is such a strong cultural set. Most of our senior people are client-facing, producing individuals at the top of these organization charts, and they'll continue to do that. So our co-heads of trading actually trade on the desk, with our banking leadership are calling investment bankers. So combining these people have been combining people that really are on the road all the time. So it's really been a very exciting integration.

Looking at this, we believe that we will build the premier, full-service, middle-market, growth-focused investment bank. We think that our combined market cap at the time the deal's done would be $2 billion-plus, $1.5 to $1.6 billion in revenues, well capitalized, so $1 billion in equity capital, coast-to-coast presence, not only in global wealth management, in the institutional business. We will and we are the number one provider of U.S. equity research in terms of companies covered. I'll come back to that in a little bit. We'll cover half of the S&P 500 and be the number one provider of small cap research. We have an excellent research platform and one that's been recognized, and I'll come back and talk about that.

On the international side, we have been in Europe and Thom had a beginning effort in China. Not anything that we're going to go crazy on, but something that we can, again, believe that we can leverage what we've been doing in the U.S.

This is a chart that simply says it all, and that is, when we sat down and looked at this transaction, we looked at our clients that we had served on the capital raising side, and over a five-year period, our combined companies had done 623 managed and co-managed and lead-managed offerings over that period; 321 by Stifel and 306 deals by Thom's firm. And the same with M&A, but I'll focus on the capital raising side. So, 623 transactions, the reason that you really cannot usually merge institutional firms is that when you look at that, when you peel back the onion and look at those transactions, what you'll normally find is that you are on the same transactions, and then you'll sit there and say, well, okay, we're on the same transaction and I had 20% economics and you had 20% economics, so we'll have 40%. We all know it doesn't work that way. If you're on the same transactions, it's not complementary, it's duplicative. So when we looked at this we said, well, how would we look over 623 transactions? And this slide I think says it all. Because what Stifel has is a core competency really in value-related industries, primarily FIG, financial institutions, real estate, U.S. energy and natural resources, aerospace, defense, and government services, industrials, transportation, and education, and of those, we had done, for that five-year period, we had done 280 transactions, where we'd been on the cover as either lead or co-manager, and Thomas Weisel Partners did 32 transactions. So we had done, as you can see, whatever that is, almost whatever the math is, seven or eight times, but we only met on the cover one time.

In Thom's core competencies, tech, media & telecommunications, Canadian energy, healthcare, and consumer, he had done 274 transactions, we had done 41, but we met on the cover three times. So, of the 623 transactions, we had four overlapping transactions. That's why this integration is going so well, because as we put the firms together, we put the investment bankers together, we'll say go out and see your clients, they're not going and seeing the same clients. They're going and seeing unique clients, that combined make, in this case, of 623 offerings, some duplicate of four covers.

Same thing on the M&A side. I've yet to find a transaction, really, where we either competed on the M&A side or we were on opposite sides of the same transaction. So, what you would see makes sense. It is very complementary.

And then when you looked at research, again, it just carries on here, that if you're not banking the same clients, you're probably not running into each other in research. And in research, we listed every CUSIP, whether Stifel followed it, whether Weisel followed it, went straight down the line with 8% overlap; 8% out of 1,300 companies. Again, it just goes to the highly complementary nature of this transaction.

On a pro forma basis, we'd have 93 senior research analysts, we'd be number one in the U.S. equities in terms of coverage, number one in small cap coverage, as I've said, cover 50% of the S&P, a broad, broad brush across the industry. And we've also been recognized as our research. In 2008, we were the only firm ever to be number one in StarMine both in earnings accuracy and stock price performance. And then this year, we were number two in StarMine's global rankings in research, and number one in The Wall Street Journal Best of the Street. I think the first time a non-New York firm was number one in The Wall Street Best of the Street, and when you combine our awards with Thom's awards, we had 14 first place awards, almost double the firm that was second. So we believe this research platform adds alpha for our clients and is really the intellectual capital of the company, but we will also have a broad focus, but importantly, a middle-market focus for our clients.

This transaction, again, for the same reasons in terms of who you're talking to, the tech portfolio manager or the financial services, what we've added is a lot of people and enhanced our sales on trading platforms, to both growth and value investors, and this integration is going very well.

I've spoke about global wealth management. I don't want to under-emphasize it today, because if I sit in front of you years from now, we're not going to be talking about 2,000 financial advisors, we're going to be talking about a significant number of more financial advisors. And when you look at why we've been so successful over what has been a very difficult period in financial services, again, client-facing businesses, lack of proprietary trading or not taking undue risk, plus a very growing, stable, profitable global wealth management business. And it's going to be the continuing growth of the global wealth management business that's going to continue to drive share value for our shareholders. Again, in terms of the merger, Thom does have almost a billion dollar growth-oriented fund of funds in a couple other partnerships where they will combine with our asset management business, and this is a business I actually think we can build. It's something that we have talked about, we being Thom and I. He built a very nice asset management business at Montgomery Securities, and as we look forward, we think - it's not a business that we're going to offer proprietarily to our global wealth. I'm not sure that business works, to take proprietary product and sell it to our global wealth, but we do think that we can build an institutional asset management business.

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Finally, a lot of deals make sense, as this one does, on paper. This makes tremendous sense on paper. In fact, more sense than any merger that I've seen in my career. But, unless you can integrate it and unless you can get the people to work, unless you get everyone grabbing an oar and pulling in the same direction, it will never work. We have had a tremendous track record of putting together companies over the years -- Legg Mason, Ryan Beck, 56 branches from UBS, Butler Wick, putting the bank in place -- and then finally, I think with Thomas Weisel, in each one of these cases, we have been able to integrate by keeping the key people. And each transaction, the thing that links all these transactions together is that substantially, all of the key people in every one of these transactions are still with us today.

So, what's Stifel look like combined? As I've said, it'll be very interesting. We are a client-facing, pure play investment bank. When you think about - where I think we're going as a company, there's a tremendous void that's been created with what's happened in the industry - Merrill going into the Bank of America, Lehman, Bear Stearns - tremendous turmoil leaves, and there's a lot of room for firms to ascend into that second tier. We're going to be one of those firms. We're balanced, and in many ways people say, well, what do you look at, what kind of firm do you want to be? And I often will point to Merrill Lynch as a firm that has a strong research, institutional, global wealth, and a bank. We have that same model. It's a model that I embrace. And as you look at it today, our business is about 50/50. In round numbers, we'll have an $800 million global wealth management business, an $800 million institutional business, and a business that can grow. So we're very excited.

One of the things that this merger does for us that I haven't spoke to is it will help, it already has, accelerate our recruiting on the private client side, because a number of advisors want to be with a growth-focused firm that's going to have exposure to really the pillars of growth of the economy, which is healthcare, telecommunications, and tech. So when we announced this transaction on our recruiting side, our phones started ringing off the hook. They ring off the hook anyway, but people started getting busy signals because of the excitement about joining our firm.

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Our institutional group, I just show these slides to show the growth in the business, but also to underscore, on a pro forma basis, what this business looked like when the markets were better, and the year I would look at is 2007. So on a combined basis with Thomas Weisel Partners, Westwind, and Stifel, back on equity-only, we'd have done nearly $500 million in 2007, and a lot of that would have been in the, well, in fact, this doesn't include Westwind when I look at it, this is without Westwind. It would have added another $100 million or a little over $100 million on top of this. So, when we run into a good market, and I believe, well I know we will someday, we are well-positioned.

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Looking forward, we're well positioned. I've talked about many times how excited I am, but we think the dislocation creates opportunities, we're going to add, we're going to continue to grow. With our most recent merger, we are as well-positioned as ever on the institutional business, on the global wealth management business, and to continue our growth story, not over the last couple of years, but over the last 15 years. So, I'm excited about our prospects. We're going to continue to drive value for our stakeholders, clients, associates, and shareholders alike. That's what we've done. As we continue, really, on our goal to build the best growth-focused, middle-market investment bank in the country.

Patrick, with that I'll take some questions.

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Unidentified participant

How do you retain professionals both in the wealth management side and the institutional side of the business, specifically, I assume there's some you want to, some you don't, and the ones you want to, what do you do for them?

Ron Kruszewski - Stifel Financial Corp. - Chairman, President & CEO

I always say, you don't get the dog to play with you by tying a bone around your neck, or tying something around their neck to make them stay. You've got to have an environment that's conducive to people making money and a culture where people want to work. And that's why Thomas Weisel has very good professionals that want to work in that environment, and why we do. We're a pure play investment bank. We're not part of a universal bank model, and that is very attractive, both to our institutional business and our private client business. Now as it relates to mergers, you have to put something on the table because it's customary, and we did that in the Weisel transaction. But, in our case, we asked for something in return. In this case, we asked for people to commit through June of next year to the combined organization. What it really is, and we've been very good a growing through the depression of the last two years. We started the beginning of 2008 with 2,900 people in the firm and we're going to have 5,200 now, combined, and we do that by creating an environment that people want to be in. In the Weisel case, which I think is the point of your question, is that it's our job now. The people have committed to us, to a year, and they're excited about it. It's our job now to make the environment conducive, where they want to work and they can compete and win. And when you create that environment where people can compete and win, or at least have a good chance of winning, you'll keep your good people, and we've been successful. But, knock on wood, that's what keeps me up at night.

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Thank you.

Forward-Looking Statements:

Statements in this communication that relate to Stifel Financial Corp., as well as Stifel, Nicolaus and Company, Inc. and its other subsidiaries (collectively, "Stifel" or the "Company") and Thomas Weisel Partners Group, Inc. ("Thomas Weisel Partners") future plans, objectives, expectations, performance, events and the like may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Future events, risks and uncertainties, individually or in the aggregate, could cause our actual results to differ materially from those expressed or implied in these forward-looking statements. Neither Stifel nor Thomas Weisel Partners undertakes any obligation to update any forward-looking statements to reflect events that occur or circumstances that exist after the date on which they were made.

The material factors and assumptions that could cause actual results to differ materially from current expectations include, without limitation, the following: (1) the inability to close the merger in a timely manner; (2) the inability to complete the merger due to the failure to obtain stockholder approval and adoption of the merger agreement and approval of the merger or the failure to satisfy other conditions to completion of the merger, including required regulatory and court approvals; (3) the failure of the transaction to close for any other reason; (4) the possibility that the integration of Thomas Weisel Partners' business and operations with those of Stifel may be more difficult and/or take longer than anticipated, may be more costly than anticipated and may have unanticipated adverse results relating to Thomas Weisel Partners' or Stifel's existing businesses; (5) the challenges of integrating and retaining key employees; (6) the effect of the announcement of the transaction on Stifel's, Thomas Weisel Partners' or the combined company's respective business relationships, operating results and business generally; (7) the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; (8) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (9) the challenges of maintaining and increasing revenues on a combined company basis following the close of the merger; (10) diversion of management's attention from ongoing business concerns; (11) general competitive, economic, political and market conditions and fluctuations; (12) actions taken or conditions imposed by the United States and foreign governments; (13) adverse outcomes of pending or threatened litigation or government investigations; and (14) the impact of competition in the industries and in the specific markets in which Stifel and Thomas Weisel Partners, respectively, operate.

Additional factors that may cause results to differ materially from those described in the forward-looking statements are set forth in the Annual Report on Form 10-K of Stifel for the year ended December 31, 2009, which was filed with the Securities and Exchange Commission ("SEC") on February 26, 2010, under the heading "Item 1A-Risk Factors," in the Annual Report on Form 10-K of Thomas Weisel Partners for the year ended December 31, 2009, which was filed with the SEC on March 12, 2010, under the heading "Item 1A-Risk Factors," in the Registration Statement on Form S-4/A filed by Stifel on May 20, 2010, under the section titled "Risk Factors," and in subsequent reports on Forms 10-Q and 8-K and other filings made with the SEC by each of Thomas Weisel Partners and Stifel.

Important Merger Information and Additional Information:

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Stifel has filed with the SEC, and the SEC has declared effective, a registration statement on Form S-4 that includes a proxy statement of Thomas Weisel Partners and also constitutes a prospectus of Stifel. The proxy statement/prospectus of Stifel and Thomas Weisel Partners has been mailed to the shareholders of Thomas Weisel Partners. Stifel and Thomas Weisel Partners shareholders are urged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that is part of the registration statement, because they contain important information about Stifel, Thomas Weisel Partners and the proposed transaction. You may obtain free copies of the registration statement and proxy statement/prospectus as well as other filed documents containing information about Stifel and Thomas Weisel Partners, without charge, at the SEC's website (www.sec.gov). Free copies of Stifel's SEC filings are also available on Stifel's website (www.stifel.com), and free copies of Thomas Weisel Partners' SEC filings are available on Thomas Weisel Partners' website (www.tweisel.com). Free copies of Stifel's filings also may be obtained by directing a request to Stifel's Investor Relations by phone to (314) 342-2000 or in writing to Stifel Financial Corp., Attention: Investor Relations, 501 North Broadway, St. Louis, Missouri 63102. Free copies of Thomas Weisel Partners' filings also may be obtained by directing a request to Thomas Weisel Partners' Investor Relations by phone to 415-364-2500, in writing to Thomas Weisel Partners Group, Inc., Attention: Investor Relations, One Montgomery Street, San Francisco, CA 94104, or by email to investorrelations@tweisel.com.

Stifel, Thomas Weisel Partners and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from the shareholders of Thomas Weisel Partners with respect to the proposed transaction. Information regarding Thomas Weisel Partners' directors and executive officers is set forth in the proxy statement/prospectus contained in the Registration Statement on Form S-4/A filed by Stifel on May 20, 2010. Information regarding Stifel's directors and executive officers is also available in Stifel's definitive proxy statement for its 2010 Annual Meeting of Shareholders filed with the SEC on February 26, 2010.